

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

Via E-mail
Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, FL 33301

     Re: **BFC Financial Corporation**
              Amendment No. 1 to Registration Statement on Form S-4
              Filed September 27, 2013
              File No. 333-190036

Dear Mr. Levan:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors

BFC and BBX Capital may be unable to satisfy all the conditions..., page 20

1.   Please update your disclosure with regard to any legal proceedings. We note your prior disclosure that the SEC case was set for trial during the two-week period beginning on August 26, 2013. See BFC's Annual Report on Form 10-K for the year ended December 31, 2012.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        John K. Grelle
        Alison W. Miller, Esq.